[redacted]

03012829

VF 3-6-03

*AH 3/7/2003

ITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-19060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBranche Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway – 34th Floor
(No. and Street)

New York (City) **New York** (State) **10271** (Zip Code)

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. Thomas Patterson **(212) 482-3730**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

BP
3/20

LABRANCHE FINANCIAL SERVICES, INC..
(A Wholly Owned Subsidiary of LaBranche & Co Inc.)

Table of Contents

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder of
LaBranche Financial Services, Inc.:

We have audited the accompanying statement of financial condition of LaBranche Financial Services, Inc. (a wholly owned subsidiary of LaBranche & Co Inc.) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaBranche Financial Services, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the Unites States of America.

KPMG LLP

February 19, 2003

LABRANCHE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of LaBranche Co Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Assets:		
Cash and cash equivalents	$	7,694,627
Cash segregated in compliance with federal regulations		16,012,007
Receivables:		
Brokers, dealers, and clearing organizations		32,586,704
Customers		12,424,726
Noncustomers		232,043
Commissions		350,925
Securities owned, at market value		4,084,634
Exchange memberships owned, at cost (market value of $6,337,000)		7,515,000
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,042,344		2,192,306
Goodwill		4,052,230
Other assets		1,520,289
Total assets	$	88,665,491

Liabilities and Stockholder's Equity

Liabilities:		
Payables:		
Brokers and dealers	$	8,648,179
Customers		21,970,852
Noncustomers		11,348,085
Securities sold, but not yet purchased, at market value		896,582
Bank loans		4,000
Payable to Parent and affiliate		6,824,074
Accrued compensation		1,959,558
Accounts payable and other accrued expenses		1,325,192
Total liabilities		52,976,522
Subordinated liability		9,000,000
Stockholder's equity:		
Common stock, $1 par value; 15,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		51,041,588
Accumulated deficit		(24,353,619)
Total stockholder's equity		26,688,969
Total liabilities and stockholder's equity	$	88,665,491

See accompanying notes to the statement of financial condition.

LABRANCHE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of LaBranche & Co Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(1) Organization and Description of Business

LaBranche Financial Services, Inc., (the Company) formerly ROBB PECK McCOOEY Clearing Corporation, a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange (the NYSE) and other principal exchanges. The Company is primarily engaged in the business of execution and clearing of securities transactions. The Company is a wholly owned subsidiary of LaBranche & Co Inc. (the Parent), a Delaware corporation.

Effective the close of business December 31, 2001, Henderson Brothers, Inc. and subsidiary and Internet Trading Technologies, Inc., former affiliates of the Company, merged with and into the ROBB PECK McCOOEY Clearing Corporation which then changed its name to LaBranche Financial Services, Inc.

(2) Significant Accounting Policies

(a) Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with original maturities of three months or less.

(c) Securities Transactions

The Company records proprietary securities transactions on a trade-date basis. Customer's securities transactions are recorded on a settlement date basis.

(d) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded at contract amount plus accrued interest. Securities borrowed require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral provided or excess collateral refunded, as necessary.

(e) Exchange Memberships

The exchange memberships owned by the Company are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. A member of the Company has contributed the use of its membership on the NYSE to the Company. This membership is subordinated to the claims of general creditors and is carried at market value with the corresponding amount recorded in subordinated liabilities.

(f) Income Taxes

Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

(3) Cash Segregated in Compliance with Federal Regulations

Cash of $16,012,007 has been segregated in a special reserve bank account for the benefit of the customers under rule 15c3-3 of the Securities and Exchange Commission.

(4) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

(5) Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased represent listed equity securities quoted at market prices.

(6) Goodwill

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination, requiring that the purchase method of accounting be used in all business combinations initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of assets.

Under the new standard, acquired goodwill will no longer be amortized; instead this asset will be tested at least annually for impairment by applying a fair-value based test. Accordingly, effective January 1, 2002, the Company has ceased amortization of acquired goodwill. During the second quarter of 2002, the Company performed the required impairment tests of goodwill and determined that there was no impairment. In addition, as of December 31, 2002, management determined that there was no impairment of goodwill. However, it is possible that in the future, after periodic testing, the Company may incur impairment charges related to the carrying value of acquired goodwill recorded in its financial statements.

(7) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The balances presented as receivable from and payable to brokers, dealers, and clearing organizations consist of the following at December 31, 2002:

Receivable from brokers, dealers and clearing organizations:		
Securities borrowed	$	21,417,350
Securities failed to deliver		7,914,390
Receivable from and deposits with clearing organizations		3,233,961
Other receivables from brokers and dealers		21,003
	$	32,586,704
Payable to brokers and dealers:		
Securities failed to receive		4,086,926
Other payables to brokers and dealers		4,561,253
	$	8,648,179

If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will disclose these securities as "securities pledged to counterparties" on the statement of financial condition. As of December 31, 2002, there were no proprietary securities pledged related to the Company's securities loaned transactions included in securities pledged to counterparties.

(8) Receivable from and Payable to Customers

Receivable from and payable to customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by customers securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying statement of financial condition. Based upon regulatory guidelines, the Company is permitted to use 140% of the customers margin account securities to finance customers securities transactions, subject to certain regulatory guidelines.

(9) Subordinated Liabilities

The subordinated liability represents $9,000,000 of subordinated indebtedness with the Parent, payable on August 25, 2003 with an automatic rollover provision to extend the scheduled maturity date an additional year, unless the Parent gives the Company seven months advance notice that the maturity date will not be extended. This subordinated liability has been approved by the NYSE for inclusion in net capital, as defined, and can be repaid only if, after giving effect to such repayment, the Company meets the capital regulations governing withdrawal of subordinated liabilities. Interest is payable annually at 9.5%.

(10) Regulatory Requirements

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $1,500,000 or 2% of aggregate debit items, as defined. As of December 31, 2002, the Company's regulatory net capital of $19,417,171 exceeded the minimum requirement by $17,917,171.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB Calculation), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of December 31, 2002, the Company's reserve requirement was $11,326,209. The Company deposited $21,922,007 of cash and securities in a special reserve bank account as of January 3, 2003, to comply with its December 31, 2002 requirement.

(11) Commitments and Contingencies

The Company has been the defendant, from time to time, to various claims and lawsuits in the ordinary course of its businesses. While the ultimate outcome of those claims and lawsuits which currently are pending cannot be predicted with certainty, we believe, based on our understanding of the facts of these proceedings and advice of counsel, that their ultimate resolution will not, in the aggregate, have a material adverse effect on our financial condition.

(12) Income Taxes

The Company will be included in the federal consolidated and combined state and local tax returns filed by the Parent. Under a tax sharing agreement with its Parent, the Company determines its income tax on a separate company basis. Under this agreement, the Company will not recognize tax benefit for current losses until they can be recovered on a separate company basis. Accordingly, the Company has recorded no current tax benefit for the year.

The deferred tax asset of approximately $11,075,000 relating primarily to NOL carryforwards has been fully offset with a valuation allowance since the Company believes that it is not more likely than not such asset can be recovered on a separate company basis.

The actual tax expense/benefit differs from the expected income tax expense/benefit, computed at the U.S. statutory income tax rate, due to the establishment of a valuation allowance.

LABRANCHE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of LaBranche & Co Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(13) Related Party Transactions

As of December 31, 2002, other assets include approximately $500,582 of notes receivable from employees of the Company. These notes, issued as advances for future compensation, are being amortized over the life of the related employment contract. To the extent the employee voluntarily terminates employment, such unamortized advance is payable to the Company.

The Company is included in the LaBranche & Co. Retirement Plan.

In October 2002, the Parent contributed an exchange membership with a carrying value of $2,500,000.

As of December 31, 2002, the payable to Parent and affiliate of $6,824,074 consists primarily of the related interest payable as well as intercompany payables related to stock-based compensation arrangements.

Lease payments are paid by the Company to its members for the use of the exchange memberships at a rate that is commensurate with the rent paid to nonaffiliated parties.

(14) Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit-Risk

In the normal course of business, the Company enters into various securities transactions as agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk and concentration of credit risk.

In the normal course of business, the Company's clearance activities involve settlement and financing of various customers' securities transactions on a cash or margin basis. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell securities at a loss. For margin transactions, the Company may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. The Company may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

KPMG

345 Park Avenue
New York, NY 10154

Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
LaBranche Financial Services, Inc.:

In planning and performing our audit of the statement of financial condition of LaBranche Financial Services, Inc. (the Company) (a wholly owned subsidiary of LaBranche & Co Inc.) as of December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and, should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2002